POLYMET MINING CORP.
ANNUAL GENERAL AND SPECIAL MEETING
FOR HOLDERS AS OF 5/20/15
TO BE HELD ON 7/15/15

Your vote is important. Thank you for voting.

Read the Proxy Statement and have the voting instruction form below at hand. Please note that the telephone and Internet voting turns off at 11:59 p.m. ET the night before the meeting or cutoff date.

Vote by Internet:	www.proxyvote.com
Vote by Phone:	1-800-454-8683
Vote by Mail:	Use the envelope enclosed

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

M93824-P66788

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting. The following materials are available at www.proxyvote.com:
Annual Report and Information Circular/Proxy Statement

PLEASE "X" HERE ONLY IF YOU PLAN TO ATTEND THE MEETING AND VOTE THESE SHARES IN PERSON ☐

The Board of Directors recommends you vote FOR the following proposals:

1. Election of Directors
To elect eight directors

	For	Withhold
1a. Jonathan Cherry	☐	☐
1b. Matthew Daley	☐	☐
1c. Dr. David Dreisinger	☐	☐
1d. W. Ian L. Forrest	☐	☐
1e. Alan R. Hodnik	☐	☐
1f. William Murray	☐	☐
1g. Stephen Rowland	☐	☐
1h. Michael M. Sill	☐	☐

	For	Withhold
2. Appointment of Auditors Appointment of PricewaterhouseCoopers LLP as auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against
3. Approval of the Company's 2007 Omnibus Share Compensation Plan Re-approve the Company's 2007 Omnibus Share Compensation Plan as more particularly set out in the Management Proxy Circular.	☐	☐
4. Approval of the Company's Amended and Restated Shareholder Rights Plan Re-approve the Company's Amended and Restated Shareholder Rights Plan as more particularly set out in the Management Proxy Circular.	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment or postponement thereof.

Signature [PLEASE SIGN WITHIN BOX] Date